FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release regarding interim dividend.

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 917 538 100 (34) 917 538 000 Fax (34) 913 142 821 www.repsol.com

Madrid, November 25th 2009

Number of pages: 2

Corresponding to 2009 earnings

REPSOL APPROVES AN INTERIM DIVIDEND OF 0.425 EUROS PER SHARE

•	The 519 million euros interim dividend makes compatible the company’s growth targets with a policy of appropriate shareholder returns.

•	In the current environment, marked by decreasing crude oil prices and industry earnings, the interim dividend represents 81% of that paid last year.

•	The dividend will be paid on December 22nd 2009.

Repsol’s board of Directors today approved a gross interim dividend of 0.425 euros per share from the 2009 earnings. The dividend will be paid on December 22nd 2009.

Repsol’s Chairman Antonio Brufau stressed that “the dividend makes compatible the company’s policy of an appropriate shareholder return with the necessary investments for continued growth.”

The interim dividend represents 81% of that paid from 2008 earnings and is in accordance with the current environment marked by lower crude oil prices and industry earnings. In the last five years Repsol has significantly increased its dividends.

Information for holders of American Depositary Shares (ADSs): The interim gross dividend will be transferred to the Depositary, Bank of New York Mellon, on December 22nd 2009. Owners of records of ADSs at the close of business on December 21st 2009, will be entitled to receive the dividend when payable by the Depositary, which is expected to be on January 4th, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 26th, 2009	By:	/s/ MARÍA VICTORIA ZINGONI
	Name:	María Victoria Zingoni
	Title:	Director of Investors Relations